Con Edison Company of New York, Inc.

Exhibit 12.2

Ratio of Earnings to Fixed Charges

(Millions of Dollars)

	For the Three Months Ended March 31, 2005	For the Twelve Months Ended December 31, 2004	For the Three Months Ended March 31, 2004
Earnings
Net Income for Common Stock	$170	$518	$152
Preferred Stock Dividend	3	11	3
Cumulative Effect of Changes in Accounting Principles	—	—	—
(Income) or Loss from Equity Investees	—	—	—
Minority Interest Loss	—	—	—
Income Tax	97	278	103
Pre-Tax Income from Continuing Operations	$270	$807	$258
Add: Fixed Charges*	96	387	100
Add: Amortization of Capitalized Interest	—	—	—
Add: Distributed Income of Equity Investees	—	—	—
Subtract: Interest Capitalized	—	—	—
Subtract: Preferred Stock Dividend Requirement	—	—	—
Earnings	$366	$1,194	$358
* Fixed Charges
Interest on Long-term Debt	$79	$317	$81
Amortization of Debt Discount, Premium and Expense	4	15	4
Interest Capitalized	—	—	—
Other Interest	7	34	10
Interest Component of Rentals	6	21	5
Preferred Stock Dividend Requirement	—	—	—
Fixed Charges	$96	$387	$100
Ratio of Earnings to Fixed Charges	3.8	3.1	3.6